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                                                                      Exhibit 16

[KPMG PEAT MARWICK LLP LETTERHEAD]

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for New Mexico and Arizona Land Company and, under the date of February 20, 1998, we reported on the consolidated financial statements of New Mexico and Arizona Land Company and subsidiaries as of and for the years ended December 31, 1998 and 1997. On November 19, 1998, our appointment as principal accountants was terminated. We have read New Mexico and Arizona Land Company's statements included under Item 4 of its Form 8-K dated November 25, 1998, and we agree with such statements except for we are not in a position to agree or disagree with the matters discussed in the third paragraph of Item 4(a) or the matters discussed in Item 4(b).

                                        /s/ KPMG Peat Marwick LLP

November 25, 1998